Room 4561
December 21, 2005

Mr. Robert A. Kotick
Chief Executive Officer
Activision, Inc.
3100 Ocean Park Blvd.
Santa Monica, California 90405

      Re:	Activision, Inc.
      Form 10-K for the Fiscal Year Ended March 31, 2005
		Filed June 9, 2005
		Form 10-Q for the Fiscal Quarter Ended June 30, 2005
		Filed August 4, 2005
		File No. 1-15839

Dear Mr. Kotick,

      We have reviewed your response letter dated October 14, 2005, as well as the filings referenced above, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 8.  Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 18. Quarterly Financial and Market Information (Unaudited), page
F-35
1. We have read your response to prior comment number 2 and do not believe it is appropriate for you to rely on Question 2 of SAB Topic
6 (G)(1)(a) that is intended to allow registrants in specialized industries to modify their presentations. At a minimum, you should report cost of revenue as described in Question 3 of SAB Topic 6(G)(1)(a). In addition, we note that complying with Item 302(a)(1)
of Regulation S-K does not preclude you from continuing to present operating income within these disclosures. Please revise your presentation to comply.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 2. MD&A of Financial Condition and Results of Operations

Liquidity and Capital Resources

Key Balance Sheet Accounts, page 40

2. We have read your response to prior comment number 5 that was submitted confidentially under Rule 83. Please explain to us how you considered the disclosure requirements of paragraph 33 of APB 20.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant, at (202) 551-
3451
or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
??

??

??

??

Robert A. Kotick
Activision, Inc.
December 21, 2005
Page 1